October 5, 2020

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	fuboTV Inc.
Registration Statement on Form S-1 (File No. 333-243876)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 1, 2020 and the date hereof, approximately 550 copies of the Preliminary Prospectus dated October 1, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:15 p.m. Eastern Time, on Wednesday, October 7, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

EVERCORE GROUP L.L.C.

As representatives of the Underwriters

By:	Evercore Group L.L.C.

By:	/s/ Sachin Aggarwal
Name:	Sachin Aggarwal
Title:	Managing Director